Exhibit 3.23

CERTIFICATE OF FORMATION

OF

GARLAND COMMERCIAL INDUSTRIES LLC

1. The name of the limited liability company is:

GARLAND COMMERCIAL INDUSTRIES LLC

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.